EXHIBIT 99.1
WEST COAST POWER LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Members of West Coast Power LLC:
     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in members’ equity and cash flows present fairly, in all material respects, the financial position of West Coast Power LLC (the “Company”) at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in Note 9, the Company is the subject of substantial litigation. The Company’s ongoing liquidity, financial position and operating results may be adversely impacted by the nature, timing and amount of the resolution of such litigation. The consolidated financial statements do not include any adjustments, beyond existing accruals applicable under Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” that might result from the ultimate resolution of such matters.
     As discussed in Note 2, effective January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”
PricewaterhouseCoopers LLP
Houston, Texas
March 14, 2006

WEST COAST POWER LLC
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,	December 31,
	2005	2004
ASSETS
Current Assets
Cash and cash equivalents	$165,704	$208,730
Accounts receivable, net of allowance for doubtful accounts of zero and $1,032, respectively	75,654	113,794
Inventory	17,937	18,347
Prepaid expenses	52,211	52,121
Assets from risk-management activities	—	33,231

Total Current Assets	311,506	426,223

Property, Plant and Equipment	600,712	596,776
Accumulated depreciation	(224,446)	(203,060)

Property, Plant and Equipment, Net	376,266	393,716

Other Long Term Assets	2,036	2,971

Total Assets	$689,808	$822,910

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts payable	$3,906	$1,694
Accounts payable, affiliates	30,547	33,529
Accrued liabilities and other current liabilities	8,470	10,132
Liabilities from risk-management activities	—	36,790

Total Current Liabilities	42,923	82,145

Asset retirement obligation	5,481	5,223

Total Liabilities	48,404	87,368

Commitments and Contingencies (Note 9) Total Members’ Equity	641,404	735,542

Total Liabilities and Members’ Equity	$689,808	$822,910

See the notes to the consolidated financial statements

WEST COAST POWER LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Year Ended December 31,
	2005	2004	2003
Revenues	$300,581	$725,626	$695,964
Affiliate operating costs, exclusive of depreciation shown separately below	(218,517)	(314,754)	(301,351)
Non-affiliate operating costs, exclusive of depreciation shown separately below	(39,940)	(42,189)	(62,372)
Depreciation and amortization expense	(22,017)	(39,456)	(31,693)
Goodwill impairment	—	—	(38,998)
Impairment charges	—	(24,348)	—
Gain on sale of assets	1	689	—
General and administrative expenses	(5,318)	(2,078)	(30,461)

Operating income	14,790	303,490	231,089
Interest expense	—	(82)	(176)
Interest income	6,572	2,539	1,327

Income before cumulative effect of change in accounting principle	21,362	305,947	232,240
Cumulative effect of change in accounting principle	—	—	1,030

Net income	$21,362	$305,947	$233,270

See the notes to the consolidated financial statements

WEST COAST POWER LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
(in thousands)

		Comprehensive
	Members' Equity	Income
Balance at December 31, 2002	$640,815
Net income	233,270	$233,270

Comprehensive income		$233,270

Distributions	(226,000)

Balance at December 31, 2003	$648,085
Net income	305,947	$305,947

Comprehensive income		$305,947

Contributions	5,000
Distributions	(217,245)
Other distributions	(6,245)

Balance at December 31, 2004	$735,542
Net income	21,362	$21,362

Comprehensive income		$21,362

Distributions	(115,500)

Balance at December 31, 2005	$641,404

See the notes to the consolidated financial statements

WEST COAST POWER LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$21,362	$305,947	$233,270
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	22,017	39,456	31,693
Goodwill impairment	—	—	38,998
Impairment charges	—	24,348	—
Risk-management activities	(3,559)	3,559	—
Gain on sale of assets	(1)	(689)	—
Cumulative effect of change in accounting principle	—	—	(1,030)
Other, non-cash and adjustments	151	(1,313)	—
Changes in working capital:
Accounts receivable, net	38,140	(55,950)	3,127
Inventory	1,345	1,281	1,164
Prepaid expenses	(366)	(11,584)	(30,338)
Accounts payable	(770)	14,949	(20,690)
Accrued liabilities and other current liabilities	(1,662)	(18,654)	20,571
Other	67	(1,512)	3,744

Net cash provided by operating activities	76,724	299,838	280,509

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(4,251)	(1,386)	(25,709)
Decrease in restricted cash	—	—	69,362
Proceeds from asset sales, net	1	3,278	—

Net cash provided by (used in) investing activities	(4,250)	1,892	43,653

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of borrowings	—	—	(10,000)
Distributions	(115,500)	(217,245)	(226,000)

Net cash used in financing activities	(115,500)	(217,245)	(236,000)

Net increase (decrease) in cash and cash equivalents	(43,026)	84,485	88,162
Cash and cash equivalents, beginning of period	208,730	124,245	36,083

Cash and cash equivalents, end of period	$165,704	$208,730	$124,245

Supplemental Disclosure of Cash Flow Information:
Interest paid	—	82	178
Other non-cash investing and financing activity:
Contribution of El Segundo Power II LLC by NRG	—	5,000	—
See the notes to the consolidated financial statements

WEST COAST POWER LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1—Organization and Operations of the Company
     Effective June 30, 1999, Dynegy Power Corp. (“DPC”), an indirect wholly owned subsidiary of Dynegy Holdings Inc. (“Dynegy”), and NRG Energy, Inc. (“NRG”), then a subsidiary of Xcel Energy, Inc (collectively, the “Sponsors”) formed WCP (Generation) Holdings LLC (“Holdings”) and West Coast Power LLC (“WCP”, “we”, “us” or “our”), both of which are Delaware limited liability companies. The Sponsors have an equal interest in Holdings and share in profits and losses equally. WCP is wholly owned by Holdings and serves as a holding company for El Segundo Power, LLC (“ESP”), El Segundo Power II LLC (“ESP II”), Long Beach Generation LLC (“LBG”), Cabrillo Power I LLC (“Cabrillo I”) and Cabrillo Power II LLC (“Cabrillo II”). NRG became an independent public company upon its emergence from bankruptcy on December 5, 2003 and no longer has any material affiliation or relationship with Xcel Energy.
     Upon formation of WCP, the assets and liabilities of ESP, LBG, Cabrillo I and Cabrillo II (collectively, the “LLCs”) were contributed to WCP by the Sponsors and were recorded at their historical costs because the transfer represented a reorganization of entities under common control. Operations are governed by the executive committee, which consists of two representatives from each Sponsor.
     On December 27, 2005, Dynegy entered into an agreement to sell its 50% ownership interest in Holdings to NRG for approximately $205 million, subject to purchase price adjustments. After the transaction, we will become an indirect wholly owned subsidiary of NRG. Dynegy and NRG expect the sale to close in early 2006.
     ESP owns a 670-megawatt (“MW”) plant located in EI Segundo, California, consisting of two operating steam electric generating units. The facility has operated as a merchant plant, selling energy and ancillary services through the deregulated California wholesale electric market and other western markets. In December 2004, the California Independent System Operator (“Cal ISO”), pursuant to its tariff, designated ESP units 3 and 4 as Reliability Must Run (“RMR”) units for the calendar year 2005. On December 21, 2004, ESP filed with the Federal Energy Regulatory Commission (“FERC”), an application for approval of its rates as an RMR designated facility. ESP made the election to collect rates as a “Condition 2” plant, effective January 1, 2005. In the third quarter of 2005, ESP entered into a settlement with various California parties including the Cal ISO, regarding the rate application. In the fourth quarter of 2005, FERC issued an order approving the settlement and accepting the agreed upon rates.
     On January 27, 2005, Dynegy Power Marketing Inc, an affiliate of ESP, acting as its fully authorized agent, entered into a power purchase agreement with a major California utility for a term commencing May 1, 2005 and ending December 31, 2005. As part of that agreement, ESP was required to obtain certain consents and waivers from Cal ISO and to file for an application with FERC to change from “Condition 2” to “Condition 1” under the Cal ISO tariff. Such consents and waivers were received from the Cal ISO, an application to FERC was filed and the changes were accepted. As a result of these actions, during the term of this agreement, the utility was entitled to primary energy dispatch right for the facility’s generating capacity while preserving Cal ISO’s ability to call on the El Segundo facility as a reliability resource under the RMR agreement, if necessary. (See Note 7 — Power Purchase Agreement for a more detailed explanation).
     In the fourth quarter 2005, ESP entered into a power sales agreement with a major California utility for the sale of 100% of the capacity and associated energy from the El Segundo facility from May 2006 through April 2008. During the term of this agreement, the utility will be entitled to primary energy dispatch right for the facility’s generating capacity.
     For the calendar year 2006, ESP was not designated as an RMR resource by the Cal ISO.

WEST COAST POWER LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
     In October 2004, the FERC approved WCP’s settlement of claims relating to western energy market transactions that occurred from January 2000 through June 2001. (See Note 9 — Commitments and Contingencies for further discussion of this settlement). Included in this settlement was a payment of $22,544,942 to various California energy purchasers. In order to provide the funds for this settlement, Dynegy has agreed to forego approximately $17,000,000 of distributions from WCP, and NRG has agreed to forego approximately $5,500,000 of distributions and contribute El Segundo Power II LLC valued at $5,000,000 to WCP. The contribution of these assets is reflected as a contribution in the Consolidated Statements of Changes in Members’ Equity. WCP paid $6,244,942 of the settlement on behalf of Dynegy in accordance with the settlement agreement, and is recorded as a reduction of Dynegy’s member’s equity on the Consolidated Statements of Changes in Members’ Equity.
     On December 30, 2004, NRG West Coast LLC, a Delaware limited liability company, assigned its right, title, and interest in El Segundo Power II LLC to Holdings, which in turn assigned its interest to WCP, as part of the funding of the settlement agreement with the FERC. On February 3, 2005, the California Energy Commission approved the certificate for the construction and operation of a proposed 630-MW combined-cycle facility by ESP II on the site previously used by ESP units 1 and 2. A Petition For Writ of Mandate was filed in the California Supreme Court against the California Energy Commission seeking to invalidate the certificate awarded to ESP II. The Petition was denied without comment. ESP II became 100% owned by WCP on December 30, 2004. No date has been set to commence construction, although California state law requires that construction commence five years after the issuance of the certificate.
     LBG owns a 560-MW plant located in Long Beach, California. On January 1, 2005, after due notice to the Cal ISO, the plant was shut down and the operator began decommissioning, environmental remediation of the plant site, equipment salvage and investment recovery efforts.
     Cabrillo I owns a 970-MW plant located in Carlsbad, California, consisting of five steam electric generating units and one combustion turbine. The facility has operated as a merchant plant, selling energy and ancillary services through the deregulated California wholesale electric market and other western markets. Cabrillo I was designated as a RMR unit by the Cal ISO for 2004 and 2005. Pursuant to an uncontested settlement agreement filed in December 2004 with the Cal ISO and various interveners in FERC Docket No. ER04-308, RMR rates for the years 2004 through 2006 were agreed upon between the parties. As a part of that settlement, Cabrillo I chose to collect rates as a Condition 2 plant, effective January 1, 2005 (See Note 7 — Power Purchase Agreement for a more detailed explanation). On February 14, 2005, FERC issued an order accepting these rates. In November 2005, Cabrillo I filed with FERC an application to revise its existing RMR agreement with the Cal ISO for Units 1-3 and 5. In December 2005, FERC accepted those rates effective January 1, 2006. Finally, in late December 2005, Cabrillo I, Unit 4 was selected as a RMR resource for 2006 by the Cal ISO. Cabrillo I filed an application on December 29, 2005 to revise its current RMR agreement to include Unit 4 and to change Units 4 and 5 from Condition 2 to Condition 1. Cabrillo I requested an effective date of January 1, 2006. On February 13, 2006, FERC issued an order accepting the revised rates effective as of January 1, 2006. Subsequent to the FERC order approving the Cabrillo I rates, an application for rehearing challenging that order, was filed by an intervenor. We do not know when FERC will rule on that rehearing application.
     Cabrillo II owns 13 combustion turbines with an aggregate capacity of 202-MW located throughout San Diego County, California. The facilities have operated as merchant plants, selling energy and ancillary services through the deregulated California wholesale electric market and other western markets. The Cabrillo II combustion turbines, except for Division Street, were designated as RMR units by the Cal ISO for 2004 and 2005. Pursuant to an uncontested settlement agreement filed in December 2004 with the Cal ISO and various interveners in FERC Docket No. ER04-308, RMR rates for the years 2004 through 2006 were agreed upon between the parties. As a part of that settlement, Cabrillo II chose to continue collecting rates as a “Condition 2” plant, effective January 1, 2005 (See Note 7 — Power Purchase Agreement for a more detailed explanation). On February 14, 2005, FERC issued an order accepting these rates. The same Cabrillo II units were also designated RMR units by the Cal ISO for 2006. In November 2005, Cabrillo II filed an application with FERC for approval of its rates. In December 2005, FERC accepted those rates effective January 1, 2006.

WEST COAST POWER LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Note 2—Accounting Policies
     Our accounting policies conform to Generally Accepted Accounting Principles (“GAAP”). Our most significant accounting policies are described below. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect our reported financial position and results of operations. We review significant estimates and judgments affecting our consolidated financial statements on a recurring basis and record the effect of any necessary adjustments prior to their publication. Estimates and judgments are based on information available at the time such estimates and judgments are made. Adjustments made with respect to the use of these estimates and judgments often relate to information not previously available. Uncertainties with respect to such estimates and judgments are inherent in the preparation of financial statements. Estimates and judgments are used in, among other things, (1) developing fair value assumptions, including estimates of future cash flows and discounts rates, (2) analyzing tangible and intangible assets for possible impairment, (3) estimating the useful lives of our assets and (4) determining amounts to accrue for contingencies, guarantees and indemnifications. Our actual results from operations could differ materially from our estimates.
     Principles of Consolidation. The accompanying consolidated financial statements include our accounts after eliminating intercompany accounts and transactions. Certain reclassifications have been made to prior-period amounts to conform with current-period financial statement classifications.
     Cash and Cash Equivalents. Cash and cash equivalents consist of all demand deposits and funds invested in highly liquid short-term investments with original maturities of three months or less.
     Accounts Receivable and Allowance for Doubtful Accounts. We establish provisions for losses on accounts receivable if it becomes probable we will not collect all or part of outstanding balances. We review collectibility and establish or adjust our allowance as necessary using the specific identification method. As of December 31, 2005 and 2004, we have reserved zero and $1,032,466, respectively, as an allowance for doubtful accounts relating to receivables owed to us by the California Department of Water Resources (“CDWR”).
     Concentration of Credit Risk. We sell our electricity production to purchasers of electricity in California, which includes the Cal ISO and Dynegy Power Marketing, Inc. (“DYPM”). These industry and geographical concentrations have the potential to impact our overall exposure to credit risk, either positively or negatively, because the customer base may be similarly affected by changes in economic, industry, weather or other conditions.
     Inventory. Inventories are valued at the lower of cost or market using the last-in, first-out (“LIFO”) or the average cost methods and are comprised of the following:

	December 31,
	2005	2004
	(in thousands)
Emissions credits (average cost)	$1,411	$1,525
Materials and supplies (average cost)	3,254	3,446
Fuel oil (LIFO)	13,272	13,376

	$17,937	$18,347

     In conjunction with the retirement of LBG at the end of 2004, a lower of cost or market analysis was performed on the facility’s materials and supplies balance. The vast majority of the materials and supplies were designed for use specifically at LBG or are otherwise obsolete. As a result, an adjustment of $3,027,613, which is included as a charge in operating costs on the consolidated statement of operations, was made to reduce the inventory to net realizable value as of December 31, 2004.

WEST COAST POWER LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
     Emission credits represent costs paid by us to acquire additional NOx credits. We use these credits to comply with emission caps imposed by various environmental laws under which we must operate. As individual credits are used, costs are recognized as operating expense.
     If we have more emission credits on hand than are required to operate our facilities, we may sell these credits. To the extent the proceeds received from the sale of such credits exceed our cost, we defer the associated gain until the period to which the allowance relates. As of December 31, 2005 we had a deferred gain of $22,307 included as accrued liabilities and other current liabilities on our consolidated balance sheets. This amount will be realized in 2006.
     In addition, emissions allowances related to periods subsequent to 2006 totaling $2,035,931 at December 31, 2005, and emissions allowances related to periods subsequent to 2005 totaling $2,970,900 at December 31, 2004, are included in other long-term assets on the consolidated balance sheets.
     Property, Plant and Equipment. Property, plant and equipment, which consists primarily of power generating facilities, furniture, fixtures and computer equipment, is recorded at historical cost. Expenditures for major replacements, renewals and major maintenance are capitalized. We consider major maintenance to be expenditures incurred on a cyclical basis in order to maintain and prolong the efficient operation of our assets. Expenditures for repairs and minor renewals to maintain assets in operating condition are expensed when incurred. Depreciation is provided using the straight-line method over the estimated economic service lives of the assets, ranging from 3 to 30 years. The estimated economic service lives of our asset groups are as follows:

Range of
Asset Group	Years
Power Generation Facilities	3 to 30
Furniture and Fixtures.	3 to 5
Other Miscellaneous.	4 to 20
     Gains and losses on sales of individual assets are reflected in gain on sale of assets in the consolidated statement of operations. We assess the carrying value of our plant and equipment in accordance with Statement of Financial Accounting Standards “SFAS” No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” If an impairment has occurred, the amount of the impairment loss recognized would be determined by estimating the related discounted cash flows of the assets and recording a loss if the resulting estimated fair value is less than the book value. For assets identified as held for sale, the book value is compared to comparable market prices or the estimated fair value if comparable market prices are not readily available to determine if an impairment loss is required. Please read Note 4 —Impairment of
Long-Lived Assets for a discussion of impairment charges we recognized in 2004.
     On September 30, 2004, the WCP executive committee consented to a plan to retire the Long Beach facilities effective January 1, 2005. The revision of the expected useful life of Long Beach was a change in accounting estimate, per the guidance in Accounting Principles Board Opinions “APB” No. 20, “Accounting Changes.” This change was accounted for in the current and future periods since the change affects both. The remaining asset value, excluding land, as of September 30, 2004 was $9,918,597. The depreciation was accelerated so that the Long Beach facilities were fully depreciated by December 31, 2004.
     Asset Retirement Obligations. We adopted SFAS No. 143, “Asset Retirement Obligations,” effective January 1, 2003. Under the provisions of SFAS No. 143, we are required to record liabilities for legal obligations to retire tangible, long-lived assets. Those obligations are recorded at a discount when the liability is incurred. Significant judgment is involved in estimating future cash flows associated with such obligations, as well as the ultimate timing of the cash flows. If our estimates on the amount or timing of the cash flow change, the change may have a material impact on our results of operations.

WEST COAST POWER LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
     As part of the transition adjustment in adopting SFAS No. 143, existing environmental liabilities in the amount of $5,200,000 were reversed in the first quarter 2003. The fair value of the remediation costs estimated to be incurred upon retirement of the respective assets is included in the asset retirement obligation (“ARO”) and was recorded upon adoption of SFAS No. 143. Since the previously accrued liabilities exceeded the fair value of the future retirement obligations, the impact of adopting SFAS No. 143 was an increase in earnings of $1,029,756 in 2003, which is the cumulative effect of change in accounting principle in the consolidated statement of operations.
     At January 1, 2004, our ARO liabilities totaled $7,631,979, which includes monitoring charges related to El Segundo Units 1 and 2, as well as dismantlement and remediation at the Cabrillo II facilities since these assets reside on leased property. Annual accretion of the liability towards the ultimate obligation amount was $628,290 during 2004. During 2004, we settled $2,140,550 relating to our ARO. During 2004, the timing or fair value of the estimated cost to be incurred upon retirement related to the dismantlement and remediation changed for the Cabrillo II facilities. These changes resulted in an $896,809 decrease in our ARO liability. Since the change in the ARO liability associated with one of the facilities exceeded the asset retirement cost net of accumulated depreciation, an increase in earnings of $641,236 was recorded during 2004, which is included in non-affiliate operating costs on the consolidated statements of operations. At December 31, 2004, our ARO liabilities totaled $5,222,910.
     Annual accretion of the liability towards the ultimate obligation amount was $490,484 during 2005. During 2005, we settled $423,288 relating to our ARO. During 2005, the estimated cost to be incurred upon retirement changed again for the Cabrillo II facilities. These changes resulted in an $190,796 increase in our ARO liability. This change resulted in a decrease in earnings of $150,832 during 2005, which is included in non-affiliate operating costs on the consolidated statements of operations. At December 31, 2005, our ARO liabilities totaled $5,480,902.
     In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” (“FIN No. 47”) which is an interpretation of SFAS No. 143. FIN No. 47 defines a conditional ARO as an ARO for which the timing and/or method of settlement are conditional upon future events that may or may not be within the control of the entity. Uncertainty about the timing and method of settlement for a conditional ARO should be considered in estimating the ARO when sufficient information exists. FIN No. 47 clarifies when sufficient information exists to reasonably estimate the fair value of an ARO. FIN No. 47 was effective for fiscal years ending after December 15, 2005. We adopted FIN No. 47 on December 31, 2005 and the adoption did not have a material impact on our consolidated statement of operations or balance sheet.
     Other Contingencies. We are involved in numerous lawsuits, claims, and proceedings in the normal course of our operations. In accordance with SFAS No. 5, “Accounting for Contingencies,” we record a loss contingency for these matters when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review our loss contingencies on an ongoing basis to ensure that we have appropriate reserves recorded on the consolidated balance sheets. These reserves are based on estimates and judgments made by management with respect to the likely outcome of these matters, including any applicable insurance coverage for litigation matters, and are adjusted as circumstances warrant. Our estimates and judgment could change based on new information, changes in laws or regulations, changes in management’s plans or intentions, the outcome of legal proceedings, settlements or other factors. If different estimates and judgments were applied with respect to these matters, it is likely that reserves would be recorded for different amounts. Actual results could vary materially from these estimates and judgments.
     Liabilities for environmental contingencies are recorded when environmental assessment indicates that remedial efforts are probable and the costs can be reasonably estimated. Measurement of liabilities is based, in part, on relevant past experience, currently enacted laws and regulations, existing technology, site-specific costs and cost-sharing arrangements. Recognition of any joint and several liability is based upon our best estimate of our final pro-rata share of such liability. These assumptions involve the judgments and estimates of management and any changes in assumptions could lead to increases or decreases in our ultimate liability, with any such changes recognized immediately in earnings.

WEST COAST POWER LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
     Goodwill. Goodwill represents, at the time of an acquisition, the amount of purchase price paid in excess of the fair value of net assets acquired. We follow the guidance set forth in SFAS No. 142, “Goodwill and Other Intangible Assets,” when assessing the carrying value of our goodwill. Accordingly, we evaluate our goodwill for impairment on an annual basis or when events warrant an assessment. Our evaluation is based, in part, on our estimate of future cash flows. The estimation of fair value is highly subjective, inherently imprecise and can change materially from period to period based on, among other things, an assessment of market conditions, projected cash flows and discount rate. In 2003, all goodwill was impaired (See Note 3 — Goodwill for a more detailed explanation). We currently have no remaining goodwill as a result of this impairment. Were we to have goodwill, we would perform our annual impairment test in December, and we may record further impairment losses in future periods as a result of such test.
     Revenue Recognition. Revenues received from the RMR agreement with the Cal ISO and the ESP power sales agreement are primarily derived from capacity (availability) payments and amounts based on reimbursing variable costs. Revenues identified as being subject to future resolution are accounted for as discussed above at “Accounts Receivable and Allowance for Doubtful Accounts.”
     Federal Income Taxes. We are not a taxable entity for federal income tax purposes. The Partnership’s income is included in the income tax returns of the partners. Accordingly, there is no provision for income taxes in the accompanying consolidated financial statements.
     Fair Value of Financial Instruments. Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and derivative instruments to hedge commodity price and interest rate risk. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to the short-term maturities of these instruments.
     Accounting for Derivative Instruments. We may enter into various derivative instruments to hedge the risks associated with changes in commodity prices and interest rates. We use physical and financial forward contracts to hedge a portion of our exposure to price fluctuations of natural gas and electricity.
     Under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended, we recognize all derivative instruments on the balance sheet at their fair values, and changes in fair value are recognized immediately in earnings, unless the derivatives qualify, and are designated, as hedges of future cash flows or fair values, or qualify, and are designated, as normal purchases and sales. For derivatives treated as hedges of future cash flows, we record the effective portion of changes in the fair value of the derivative instrument in other comprehensive income until the related hedged items impact earnings. Any ineffective portion of a cash flow hedge is reported in earnings immediately. For derivatives treated as fair value hedges, we record changes in the fair value of the derivative and changes in the fair value of the hedged risk attributable to the related asset, liability or firm commitment in current period earnings. Derivatives treated as normal purchases or sales are recorded and recognized in income using accrual accounting. As of December 31, 2005, we had no derivative instruments recorded on our balance sheet.
Note 3—Goodwill
     We recognized a $38,998,482 impairment charge in 2003 based on our annual goodwill impairment test at the consolidated WCP level. We calculated our fair value using a discounted future cash flows methodology. Fair value was negatively impacted by the expiration of the CDWR contract in December 2004 (See Note 7 — Power Purchase Agreement), coupled with decreasing power prices and current market conditions. The impairment charge is included in goodwill impairment on the consolidated statements of operations. As of December 31, 2005 and 2004, we had no goodwill recorded on our balance sheet.

WEST COAST POWER LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
Note 4—Impairment of Long-Lived Assets
     In December 2004, we tested our long-lived assets for impairment in accordance with SFAS No. 144. As a result of the expiration of the CDWR contract (See Note 7 — Power Purchase Agreement), our impairment analysis of the Cabrillo II facility indicated future cash flows were insufficient to recover the carrying value of the long-lived assets. As a result, we recorded an impairment of $24,348,534, which is included in impairment charges on the consolidated statements of operations. At December 2005, as a result of the pending sale of Dynegy’s 50% ownership interest in WCP to NRG, we tested our assets again. Our analysis indicated no impairment was necessary.
Note 5—Derivatives and Hedging
     We previously entered into a series of fixed price electricity purchases to hedge a portion of the fair value of our fixed price CDWR Power Purchase Agreement (“PPA”). During the years ended December 31, 2004 and 2003, there was no ineffectiveness from changes in fair value of hedge positions and no amounts were excluded from the assessment of hedge effectiveness. Additionally, no amounts were reclassified to earnings in connection with forecasted transactions that were no longer considered probable. Upon acceptance of RMR Condition 2 on December 31, 2004, we are not exposed to the variability of cash flow from sales of power on a merchant basis. We did not enter into any fair value hedges during the year ended December 31, 2005.
     The risk management assets and liabilities as of December 31, 2004 are derivatives, primarily gas and power forward sales contracts and swaps utilized to reduce our exposure to commodity price risk. However, these derivatives are not designated as cash flow hedges as defined in SFAS No. 133. As of December 31, 2005, all of our outstanding derivative positions had matured. Please read Note 7 — Power Purchase Agreement for a more detailed explanation of our Power Purchase Agreements.
Note 6—Related Parties
     We purchase fuel for our plants under full requirement natural gas supply agreements (“GSAs”) with Dynegy Marketing and Trade (“DMT”), one of our affiliates. Charges for fuel are based upon similar terms and conditions, primarily index, as could be obtained from unrelated third parties. Fuel purchases from DMT are included in affiliated operating costs in the consolidated statements of operations.
     We contracted with DYPM to provide all power scheduling, power marketing and risk management for us under an energy management agreement (the “EMA”). Additionally, we contracted with DMT to provide all scheduling of fuel supply.
     We entered into operation and maintenance (“O&M”) agreements with NRG Cabrillo Power Operations Inc. and NRG El Segundo Operations Inc., two of our affiliates, for Cabrillo I and Cabrillo II effective May 2001 and for ESP and LBG effective April 2000. Fees for services under these contracts primarily include recovery of the costs of operating the plant as approved in the annual budget, as well as a base monthly fee. When NRG became operator, we contracted with NRG Development Company, Inc., one of our affiliates, to provide services under the Administrative Management Agreement (the “AMA”). Services provided under the AMA included environmental, engineering, legal and public relations services not covered under the O&M agreements. Fees for such services are subject to executive committee approval if the amounts exceed a certain percentage of the applicable annual approved budget.

WEST COAST POWER LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
     We entered into an administrative services management agreement (the “ASMA”) with Dynegy Power Management Services, L.P., one of our affiliates, under which Dynegy Power Management Services, L.P. provides administrative services such as business management and accounting. Fees for such services are subject to executive committee approval if the amounts exceed a certain percentage of the applicable annual approved budget.
     As described above, our affiliates provide various services for us. Charges for these services are included in our operating and general and administrative expenses in the consolidated statements of operations and consisted of the following costs:

	Years Ended December 31,
	2005	2004	2003
	(in thousands)
Dynegy Related Cost
Fuel	$180,796	$267,844	$258,134
EMA Charges	4,373	9,216	9,141

Charges included in operating costs	$185,169	$277,060	$267,275

ASMA fees included in general and administrative expenses	$1,292	$1,264	$1,538

NRG Related Cost
O&M charges included in operating costs	$33,348	$37,694	$34,076

AMA charges included in general and administrative expenses	$1,969	$1,823	$1,396

Note 7—Power Purchase Agreement
     We entered into a long-term Power Purchase Agreement with the CDWR in March 2001. From March 2001 through December 31, 2004, the CDWR contracted for fixed-price firm energy and system contingent capacity and energy representing a substantial portion of WCP’s capacity. Sales to CDWR constituted approximately 71% and 88% of revenues, net of reserves, in 2004 and 2003 respectively.
     The CDWR contract expired on December 31, 2004. For 2005, all of our assets operated under RMR Condition 2 contracts with the Cal ISO, except for the Long Beach facility, which was retired effective January 1, 2005 (See Note 2—Accounting Policies—Property, Plant and Equipment for further detailed discussion of the Long Beach retirement). Under the terms of these RMR contracts, the Cal ISO reimburses WCP for 100% of approved costs plus a rate of return specified in the contracts. When the facilities are instructed to provide power by the Cal ISO, they are reimbursed for their variable production costs. Under RMR Condition 2, the facilities are 100% committed to the Cal ISO and, therefore, do not experience changes in market conditions through bilateral energy or capacity sales to third parties that the Company might otherwise enter into. The RMR contracts are effective for calendar year 2005. For 2006, the Cal ISO has agreed to renew its RMR agreements with Cabrillo I and II. All units will be operating under Condition 2 except for Cabrillo I, Units 4 and 5, which will operate under Condition 1.
     In addition, ESP entered into a power sales agreement with a major California utility for 100% of the capacity and associated energy from the El Segundo facility from May 2005 through December 2005. During the term of this agreement, the utility will be entitled to primary energy dispatch right for the facility’s generating capacity. The agreement permitted the utility to exercise primary dispatch rights under the agreement while preserving Cal ISO’s ability to call on the El Segundo facility as a reliability resource under the RMR agreement. The agreement was accounted for as an operating lease of the facility under the requirements of Emerging Issues Task Force (“EITF”) Issue No. 01-8 “Determining Whether an Arrangement Contains a Lease”, with revenues being recognized on a straight-line basis over the life of the agreement. Sales under this agreement constituted approximately 13% of revenues in 2005.

WEST COAST POWER LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
     In the fourth quarter 2005, ESP entered into a power sales agreement with a major California utility for the sale of 100% of the capacity and associated energy from the El Segundo facility from May 2006 through April 2008. During the term of this agreement, the utility will be entitled to primary energy dispatch right for the facility’s generating capacity. The agreement will be accounted for as an operating lease of the facility under the requirements of EITF Issue No. 01-8, with revenues being recognized on a straight-line basis over the life of the agreement.
Note 8—Debt
     In June 2003, we replaced our Refinanced Credit Agreement with an 18-month $50,000,000 letter of credit facility. With the replacement of the Refinanced Credit Agreement, we are no longer required to maintain restricted cash funds. This agreement requires us to post equal amounts of cash collateral for all letters of credit issued. This letter of credit facility incurs fees at the rate of 0.50% on any outstanding letters of credit plus a commitment fee at the rate of 0.25% on any unused amount of the commitment.
     In November 2004, the letter of credit facility was extended until December 31, 2005 and increased from $50,000,000 to $85,000,000 effective January 1, 2005. We incurred financing costs of $275,000 in connection with the renewal of the agreement. These costs were fully amortized during 2005. At December 31, 2004, our deposit for our letter of credit facility was $35,300,000 and is included in prepaid expenses on our consolidated balance sheets. Of this deposit, $28,450,000 was issued in letters of credit. On December 22, 2005, the letter of credit facility was amended, reducing the available amount to $35,000,000 as of December 31, 2005, and extending the termination date to June 30, 2006. At December 31, 2005, our deposit for our letter of credit facility was zero and no letters of credit under the facility were outstanding.
     In addition to our letter of credit facility, we also post cash directly with some of our counterparties. These deposits total $48,129,800 and $14,200,000 for 2005 and 2004, respectively, and are included as prepaid expenses on our consolidated balance sheets.
     Our interest costs on the term loans, working capital loans and interest rate swaps (including swap termination costs and amortization costs, which are included in depreciation and amortization expense on the consolidated statements of operations) totaled approximately $275,000, $500,000, and $2,900,000 for 2005, 2004, and 2003 respectively.
Note 9—Commitments and Contingencies
     Set forth below is a description of our material legal proceedings. In addition to the matters described below, we are party to legal proceedings arising in the ordinary course of business. In management’s opinion, the disposition of these matters will not materially adversely affect our financial condition, results of operations, or cash flows.
     We record reserves for estimated losses from contingencies when information available indicates that a loss is probable and the amount of the loss is reasonably estimable under SFAS No. 5, “Accounting for Contingencies”. For environmental matters, we record liabilities when remedial efforts are probable and the costs can be reasonably estimated. Please see Note 2 — Accounting Policies for further discussion. Environmental reserves do not reflect management’s assessment of the insurance coverage that may be applicable to the matters at issue. We cannot guarantee that the amount of any reserves will cover any cash obligations we might incur as a result of litigation or regulatory proceedings, payment of which could be material.

WEST COAST POWER LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
     With respect to some of the items listed below, management has determined that a loss is not probable or that any such loss, to the extent probable, is not reasonably estimable. In some cases, management is not able to predict with any degree of certainty the range of possible loss that could be incurred. Notwithstanding these facts, management has assessed these matters based on current information and made a judgment concerning their potential outcome, giving due consideration to the nature of the claim, the amount and nature of damages sought and the probability of success. Management’s judgment may, as a result of facts arising prior to resolution of these matters or other factors, prove inaccurate and investors should be aware that such judgment is made subject to the known uncertainty of litigation.
     California Market Litigation. WCP or it subsidiaries are or were defendants in lawsuits alleging rate and market manipulation in California’s wholesale electricity market during the California energy crisis and seeking unspecified treble damages. The cases are: People of the State of California ex rel. Bill Lockyer, Attorney General v. Dynegy Inc., et al and Bustamante [I] v. Dynegy Inc., et al. The Lockyer case was dismissed in federal district court in the first quarter of 2003 on the grounds of FERC preemption and the filed rate doctrine. The Ninth Circuit Court of Appeals affirmed the dismissal in June 2004, and a Petition for Writ of Certiorari to the U.S. Supreme Court was denied in April 2005. Bustamante (I) was remanded to a California state court, and in May 2005, we filed a motion to dismiss. The court granted our motion in October 2005 on grounds of federal preemption. On December 2, 2005, plaintiffs filed a notice of appeal of the dismissal order.
     In addition to the lawsuits discussed above, WCP and/or the LLCs were named as defendants in seven other putative class actions and/or representative actions that were filed in state and federal court on behalf of business and residential electricity consumers against numerous power generators and marketers between April and October 2002. The complaints alleged unfair, unlawful and deceptive practices in violation of the California Unfair Business Practices Act and sought an injunction, restitution and unspecified damages. The court dismissed these actions and plaintiffs appealed. The Ninth Circuit affirmed the denial of remand and dismissal of these lawsuits in February 2005.
     In December 2002, two additional actions were filed on behalf of consumers and businesses in Oregon, Washington, Utah, Nevada, Idaho, New Mexico, Arizona and Montana that purchased energy from the California market alleging violations of the Cartwright Act and unfair business practices. These cases were subsequently dismissed and re-filed in California Superior Court as one class action complaint styled Jerry Egger v. Dynegy Inc., et al. The cases were removed from state court and consolidated with existing actions pending before the U.S. District Court for the Northern District of California. Plaintiffs challenged the removal and the federal court stayed its ruling pending a decision by the Ninth Circuit on the Bustamante (I) case referenced above. Although the Ninth Circuit issued a decision remanding that case, no ruling has been made with respect to Egger.
     In June 2004, the City of Tacoma v. American Electric Power Service Corporation, et al., was filed in Oregon and Washington federal courts against several energy companies seeking more than $30 million in compensatory damages resulting from alleged manipulation of the California wholesale power markets. In February 2005, the respective federal courts granted our motion to dismiss. Shortly thereafter, the plaintiff filed a notice of appeal to the Ninth Circuit. We filed responsive briefs in November 2005. The case remains pending.
     We believe that we have meritorious defenses to these claims and intend to defend against them vigorously. We cannot predict with certainty whether we will incur any liability or estimate the range of possible loss, if any, that we might incur in connection with these lawsuits. However, given the nature of the claims, an adverse result in any of these proceedings could have a material adverse effect on our financial condition, results of operations and cash flows.

WEST COAST POWER LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
     FERC and Related Regulatory Investigations—Requests for Refunds. In October 2004, the FERC approved in all respects the agreement announced by Dynegy and West Coast Power in April 2004, which provided for the settlement of FERC claims relating to western energy market transactions that occurred from January 2000 through June 2001. Market participants (other than the parties to the settlement) were permitted to opt into this settlement and share in the distribution of the settlement proceeds, and most of these other market participants have done so. The Cal ISO will determine the entitlement to refund and/or the liability of each non-settling market participant. Under the terms of the settlement, we will have no further liability to these non-settling parties. The settlement further provides that we are entitled to pursue claims for reimbursement of fuel costs against various non-settling market participants. We are currently pursuing these claims but are unable to predict the amounts that may be recovered from such parties.
     The settlement does not apply to the ongoing civil litigation related to the California energy markets described above in which Dynegy and West Coast Power are defendants. The settlement also does not apply to the pending appeal by the CPUC and the California Electricity Oversight Board of the FERC’s prior decision to affirm the validity of the West Coast Power-CDWR contract. We are currently awaiting a ruling on this appeal and cannot predict their outcome.
     Gas Index Pricing Litigation. We are defending the following suits claiming damages resulting from the alleged manipulation of gas index publications and prices by WCP and/or the LLCs and numerous other power generators and marketers: ABAG v. Sempra Energy et al. (filed in state court in November 2004); Bustamante v. Williams Energy Services et al. (class action filed in state court in November 2002); City and County of San Francisco v. Dynegy Inc. et al. (filed in state court in July 2004); County of Alameda v. Sempra Energy (filed in state court in October 2004); County of San Diego v. Dynegy Inc., Dynegy Marketing and Trade, West Coast Power, et al. (filed in state court in July 2004); County of San Mateo v. Sempra Energy et al. (filed in state court in December 2004); County of Santa Clara v. Dynegy Inc., Dynegy Marketing and Trade, West Coast Power, et al. (filed in state court in July 2004); Fairhaven Power Company v. Encana Corp. et al. (class action filed in federal court in September 2004); Ableman Art Glass v. EnCana Corp., et al. (filed in federal court in December 2004); Nurserymen’s Exchange v. Sempra Energy et al. (filed in state court in October 2004); In re: Natural Gas Commodity Litigation (filed in federal court in January 2004); Older v. Dynegy Inc. et al. (filed in federal court in September 2004); Sacramento Municipal Utility District (SMUD) v. Reliant Energy Services, et al. (filed in state court in November 2004); Texas-Ohio Energy, Inc. v. CenterPoint Energy Inc., et al. (class action filed in federal court in November 2003); School Project for Utility Rate Reduction v. Sempra Energy, et al. (filed in state court in November 2004); Tamco, et al. v. Dynegy, Inc., et al. (filed in state court in December 2004); Ever-Bloom, Inc. v. AEP Energy Services, Inc., et al. (filed in federal court in November 2004) and Utility Savings & Refund v. Reliant Energy Services, et al. (class action filed in federal court in November 2004). In each of these suits, the plaintiffs allege that we and other energy companies engaged in an illegal scheme to inflate natural gas prices by providing false information to gas index publications, thereby manipulating the price. All of the complaints rely heavily on the FERC and CFTC investigations into and report concerning index-reporting manipulation in the energy industry. The plaintiffs generally seek unspecified actual and punitive damages relating to costs they claim to have incurred as a result of the alleged conduct.
     Pursuant to various motions filed by the parties to the litigation described above, the gas index pricing lawsuits pending in state court have been consolidated before a single judge in state court in San Diego. These cases are now entitled the “Judicial Counsel Coordinated Proceeding (JCCP) 4221, 4224, 4226, and 4228, the Natural Gas Anti-Trust Cases, I, II, III, & IV”, which we refer to as the “Coordinated Gas Index Cases.” In April 2005, defendants moved to dismiss the Coordinated Gas Index Cases on preemption and filed rate grounds. The Court denied defendants’ motion in June 2005 and in October 2005 the defendants filed answers to the plaintiffs’ complaints. The parties are presently engaged in discovery.

WEST COAST POWER LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
     As to the gas index pricing lawsuits that have been filed in federal court, in Texas-Ohio, the defendants filed a motion to dismiss in May 2004, which the court granted in April 2005. The remaining federal court cases have been transferred to the federal judge in Nevada who presided over the Texas-Ohio matter. In December 2005, the Nevada federal court dismissed three additional cases (Ableman Art Glass, Fairhaven Power and Utility Savings & Refund) on similar grounds to Texas-Ohio, finding plaintiffs’ claims barred by the filed rate doctrine.
     In February 2006, we reached a settlement in In re Natural Gas Commodity Litigation, resolving a class action lawsuit by all persons who purchased, sold or settled NYMEX Natural Gas Contracts as an opening or closing transaction or otherwise, between June 1, 1999 and December 31, 2002 inclusive. The underlying action alleged the named defendants (including Dynegy and West Coast Power), unlawfully manipulated and aided and abetted the manipulation of the prices of natural gas futures contracts traded on the NYMEX. Pursuant to the settlement, Dynegy and West Coast Power continue to deny plaintiffs’ allegations, and Dynegy agreed to pay $7 million in settlement of any and all claims for damages arising from or relating in any way to trading during the Class Period in NYMEX Natural Gas Contracts. The settlement is subject to a fairness hearing and final Court approval.
     We are analyzing all of these claims and intend to defend against them vigorously. We cannot predict with certainty whether we will incur any liability or to estimate the damages, if any, that might be incurred in connection with these lawsuits. We do not believe that any liability that we might incur as a result of this litigation would have a material adverse effect on our financial condition, results of operations or cash flows.
     U.S. Attorney Investigations. The United States Attorney’s office in the Northern District of California issued a Grand Jury subpoena requesting information related to our activities in the California energy markets in November 2002. We have been, and intend to continue, cooperating fully with the U.S. Attorney’s office in its investigation of these matters, including production of substantial documents responsive to the subpoena and other requests for information. We cannot predict the ultimate outcome of this investigation.
Note 10 — Subsequent Event
     On March 1, 2006, FERC approved NRG’s acquisition of Dynegy’s 50% ownership interest in us. Dynegy and NRG expect the sale to close in early 2006.